EXHIBIT 4.73
(English Summary)
LEASE 202511270010

Parties:

SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION OF NATIONAL SCIENCE AND TECHNOLOGY COUNCIL (the “Lessor”)
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED (the “Lessee”)

Lease Premises:

The government-owned land containing 174,468 square meters, located in Tainan Science Park.
Lease Term:

Commencing December 1, 2025 and expiring on June 30, 2043.

Rental:

The rental should be Thirty-five New Taiwan Dollars and Nineteen cents (NT$35.19) per square meter per month.

The total amount of monthly rental shall be Six Million, One Hundred Thirty-nine Thousand, Five Hundred Twenty-nine New Taiwan Dollars (NT$6,139,529).

After the commencement of this Lease, the Lessee shall pay the rental amount of NT$6,139,529 including applicable taxes, each month in the manner prescribed by the Lessor.

If Lessee, with Lessor’s consent, uses the land before the execution date of this Lease, the above-mentioned rental should be calculated from the starting date of use.

If Lessee fails to make monthly rental according to the agreed schedule and Lessor’s procedures for payment, certain punitive fine may apply according to the Lease.

Lessee must adhere to the terms and conditions set forth under this Lease concerning the use of the Lease Premises, including Waste Disposal Act, Air Pollution Control Act, Soil and Groundwater Pollution Remediation Act, Act for Establishment and Administration of Science Parks and other relevant rules and regulations.

During the term of the Lease, should the government adjust the rental in accordance with relevant regulations or for any reasons, Lessee agrees to an adjustment of the rent to

Security C - TSMC Secret
become effective immediately upon the confirmation of the adjustment. Any deficit/overpayment of rent shall be pursued/reimbursed.

Termination by Lessor:

Lessor may terminate the lease at any time if any of the following shall happen:
a.Lessee is disqualified from operating or providing service in the park and ordered by the Lessor to withdraw from the Tainan Science Park;
b.Lessee violates any term or provision of this Lease pertaining to the use of the land and the execution of this Lease while fails to provide remedy after receiving Lessor’s written notice within limited time;
c.Lessee has defaulted in the payment of rent for period or amount exceeding relevant rules and regulations;
d.Lessee fails to apply for construction license within three months from execution of this Lease; after the Lessor has set a time for such application and the Lessee continues failing to do so; or the application is inadequate and the Lessee has been ordered to supplement the application and fails to do so within such time limit;
e.Lessee fails to complete the construction according to the schedule and fails to provide remedy during the extended period granted by the Lessor.
f.Lessee violates the term and provision pertaining to the restrictions on sub-leasing.

Miscellaneous:

The Lease term shall automatically expire unless Lessor and Lessee renew this Lease.

This Lease shall be effective from the execution date of the Lease, however, if the Lessee uses the land before the execution date of this Lease, the Lease shall be effective from the date when the Lessor consent to Lessee’s use of the land.

Should any suits arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of Republic of China and the Taiwan Tainan District Court shall be the competent court of jurisdiction in the first instance.